Exhibit 99.1

Swedish Administrative Court of Appeal Rules on a Reduction of the
Interconnect Fees Tele2 Demanded from TeliaSonera

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 9, 2007--In its two decisions of February 8, 2007, the Swedish Administrative Court of Appeal decided for a reduction of the historical interconnect fees that Tele2 demanded TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE). One of the decisions relates to so called cascade traffic, traffic transferred via TeliaSonera's fixed network. The other decision relates to calls that are initiated in TeliaSonera's fixed and mobile networks and terminated in Tele2's network.

"It is satisfying that the Administrative Court of Appeal shares TeliaSonera's opinion that the prices charged by Tele2 have been too high. The court decision can lead to more reasonable demands for interconnection fees, which should increase the possibilities for settling several more old conflicts over interconnection fees in accordance with the Swedish Telecom Act, through agreements between operators", comments Anders Igel, President and CEO, TeliaSonera AB.

The decisions by the Administrative Court of Appeal might be appealed. To take this case further to the Supreme Administrative Court a leave to appeal is necessary. TeliaSonera will reverse previously made provisions related to this case, which will positively affect the results, before non-recurring items and taxes, by approximately SEK 390 million in 2006.

TeliaSonera has simultaneously an earlier claim against Tele2. On May 2, 2006, the District Court in Stockholm ruled that Tele2 is to pay slightly more than SEK 1 billion, plus interest, to TeliaSonera for calls initiated in Tele2's network and terminated in TeliaSonera's fixed and mobile networks. As previously communicated the ruling by the District Court has no impact on TeliaSonera's operating results, although the payment by Tele2 will have a positive effect on cash flow when it is received.

TeliaSonera's intention is to net the payments which result from the decisions made by the Administrative Court of Appeal on February 8, 2007, and the decision made by the District Court on May 2, 2006, which would mean that the decisions made by the Administrative Court of Appeal will not have any negative effect on TeliaSonera's cash flow.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl. associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl. associated companies) and 2,263,000 internet customers (2,331,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30